UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 1698 209100

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

TC BioPharm (Holdings) plc

On November 10, 2025, the directors of TC BioPharm (Holdings) plc (“the Company”) resolved to appoint Ben Cairns and Michael Magnay of Alvarez and Marsal Europe LLP (“A&M”) as interim liquidators of TC BioPharm (Holdings) plc. Addleshaw Goddard LLP have been authorised and directed on behalf of the Directors of the Company to file with the Court the relevant documentation as may be required, and to take all steps necessary in respect of the Directors’ appointment of the proposed liquidators to the Company.

The Company intends to file a Form 15 with the Securities and Exchange Commission (“SEC”) in due course to deregister its American Depositary Shares (“ADSs”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s obligation to file periodic reports under the Exchange Act will be suspended immediately upon the filing of the Form 15.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

Date: November 17, 2025	By:	/s/ Martin Thorp
Martin Thorp
Chief Financial Officer